SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

HATTERAS ALPHA HEDGED STRATEGIES VARIABLE FUND
A SERIES OF
HATTERAS VARIABLE TRUST

LETTER OF INVESTMENT INTENT

[        ], 2012

To the Board of Trustees of Hatteras Variable Trust:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (the “Interest”) of the Hatteras Alpha Hedged Strategies Variable Fund, a series of Hatteras Variable Trust, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

                Hatteras Alternative Mutual Funds, LLC

                By:

                Its: